UNITED STATES SECURITIES AND EXCHANGE COMMISSION

December 5, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES ACT OF 1933

MML Bay State Life Insurance Company and MML Bay State Variable Life Separate Account I

 File Numbers: 033-82060 and 033-19605

MML Bay State Life Insurance Company ("MML") on its own behalf and on behalf of MML Bay State Variable Life Separate Account I submitted an application under Rule 406 requesting confidential treatment for information they excluded from exhibits to post-effective amendments on Form N-6 (Post-effective amendment No.26 in file number 033-82060 and incorporated by reference in Post-effective amendment No.35 in file number 033-19605) filed on November 21, 2017.

Based on representations by MML that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4)*,* the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from Exhibit 99.26(G)(VI)will not be released to the public through November 21, 2027.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Brent J. Fields

Secretary